Exhibit (a)(1)(H)

IMMEDIATE ATTENTION REQUIRED

February 23, 2015

Re: Fidelity National Financial, Inc. Recapitalization

Tender Offer for Shares of FNFV Group Common Stock

Dear Sir or Madam:

The enclosed materials require your immediate attention. Our records indicate that you are a holder of one or more certificates for shares of Class A common stock, par value $0.0001 per share, of Fidelity National Financial, Inc. or common stock, par value $0.0001 per share, of Fidelity National Title Group, Inc. (in each case, the “Old FNF common stock”). Pursuant to Fidelity National Financial, Inc.’s (“FNF”) recapitalization of Old FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock (the “Recapitalization”), which was completed on June 30, 2014, the certificates (the “Old FNF Certificates”) that you hold no longer represent shares of Old FNF common stock. For each share of Old FNF common stock that you previously owned, such share of Old FNF common stock now represents one validly issued, fully paid and non-assessable share of FNF Group common stock and 0.3333 of a validly issued, fully paid and non-assessable share of FNFV Group common stock. This letter is being sent to you, in part, as a reminder that pursuant to the Recapitalization, you can exchange the Old FNF Certificates that you hold for new certificates representing the shares of FNF Group common stock and FNFV Group common stock. Please contact Continental Stock Transfer & Trust Company at (800) 529-3163 in order to exchange your Old FNF Certificates.

On February 23, 2015, FNF announced that it is offering to purchase (the “Offer”), using cash attributed to its FNFV Group, up to $185,000,000 of its FNFV Group common stock (also referred to as the “Shares”) at a purchase price not greater than $15.40 nor less than $14.30 per share in cash, as described in the enclosed Offer to Purchase, dated February 23, 2015, as it may be amended (the “Offer to Purchase”), upon the terms and subject to the conditions described in the Offer.

After 12:00 midnight, New York City time, on Friday, March 20, 2015 (unless the Offer is extended pursuant to the terms of the Offer to Purchase), FNF will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not less than $14.30 and not more than $15.40 per Share, that FNF will pay for Shares validly tendered in the Offer and not validly withdrawn. The Purchase Price will be the lowest price per Share of not less than $14.30 and not more than $15.40 that will enable FNF to purchase the maximum number of Shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $185,000,000. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered pursuant to an Auction Tender at a price specified in the Auction Tender that is greater than the Purchase Price will not be purchased. Upon the terms and subject to the conditions of the Offer, if Shares having an aggregate purchase price of less than $185,000,000 are validly tendered and not validly withdrawn, FNF will buy all Shares validly tendered and not validly withdrawn. Because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares having an aggregate purchase price of $185,000,000 are validly tendered at or below the Purchase Price and not validly withdrawn.

If you are interested in tendering your shares of FNFV Group common stock in the Offer, you must first contact Continental Stock Transfer & Trust Company using the information above in order to exchange your Old FNF Certificates for new certificates representing the shares of FNF Group common stock and FNFV Group common stock. After exchanging your Old FNF Certificates, please follow the instructions in the enclosed materials.

Sincerely,

Fidelity National Financial, Inc.